L'ORÉAL

L'OREAL
International Financial Information Department



Clichy, January 10th, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: L'Oréal S.A. -- File No. 82-735

Ladies and Gentlemen:

Pursuant to the new regulations in force in France, L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

- **Weekly disclosures of trading in the Company's own shares from October 17th to January 2nd 2006, as filed with the French *Autorité des Marchés Financiers.***

Very truly yours,

The International Financial Communications Director

Jean-Régis CAROF



L'ORÉAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 17/10/2005 to 21/10/2005 period:

Session of	Number of shares	Weighted average price in €	Amount in €
17/10/2005	60 000	62,47 €	3 748 080,00
			0,00
			0,00
			0,00
			0,00
Total	60 000		3 748 080,00

These transactions have all been made directly by L'Oreal: no financial services provider has been committed for the implementation of the program to which they relate, and no derivative instruments have been used.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 14 billion, the group focuses its activities on a limited number of global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, as well as Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

Contacts at L'ORÉAL

Shareholders and market authorities
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analysts and institutional investors
Mrs Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

"This document does not constitute an offer to sell, or a solicitation of an offer to buy, L'Oréal shares. If you wish to obtain more comprehensive information about L'Oréal, please refer to the public documents registered in France with the Autorité des Marchés Financiers [which are also available in English on our Internet site: www.loreal-finance.com].
This document may contain some forward-looking statements. Although the Company considers that these statements are based on reasonable hypotheses at thepublication of this release, they are by their nature subject to risks and uncertainties which could cause actual results to differ materially from those indicated or projected in these statements."

L'OREAL PROFESSIONNEL PARIS
REDKEN
MATRIX
L'ORÉAL PARIS
GARNIER
MAYBELLINE NEW YORK
SOFTSHEEN·CARSON
LANCÔME PARIS
BIOTHERM
HELENA RUBINSTEIN
GIORGIO ARMANI PARFUMS
RALPH LAUREN
cacharel
Kiehl's SINCE 1851
shu uemura
VICHY LABORATOIRES
LA ROCHE-POSAY LABORATOIRE PHARMACEUTIQUE

L'ORÉAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 26/10/2005 to 28/10/2005 period:

Session of	Number of shares	Weighted average price in €	Amount in €
26/10/2005	150 000	60,68 €	9 102 000,00
27/10/2005	120 000	60,01 €	7 201 440,00
28/10/2005	120 000	59,83 €	7 179 960,00
			0,00
			0,00
Total	390 000		23 483 400,00

These transactions have all been made directly by L'Oreal: no financial services provider has been committed for the implementation of the program to which they relate, and no derivative instruments have been used.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 14 billion, the group focuses its activities on a limited number of global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, as well as Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

Contacts at L'ORÉAL

Shareholders and market authorities

M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analysts and institutional investors

Mrs Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.



L'ORÉAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 31/10/2005 to 04/11/2005 period:

Session of	Number of shares	Weighted average price in €	Amount in €
31/10/2005	50 000	60,86 €	3 043 100,00
01/11/2005	50 000	60,64 €	3 032 200,00
02/11/2005	80 000	60,13 €	4 810 320,00
03/11/2005	50 000	60,15 €	3 007 250,00
04/11/2005	60 000	60,65 €	3 638 700,00
Total	290 000		17 531 570,00

These transactions have all been made directly by L'Oreal: no financial services provider has been committed for the implementation of the program to which they relate, and no derivative instruments have been used.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 14 billion, the group focuses its activities on a limited number of global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, as well as Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

Contacts at L'ORÉAL

Shareholders and market authorities

M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analysts and institutional investors

Mrs Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.



L'OREAL
PROFESSIONNEL
PARIS
REDKEN
MATRIX
L'ORÉAL
PARIS
GARNIER
MAYBELLINE
NEW YORK
SOFTSHEEN·CARSON
LANCÔME
PARIS
BIOTHERM
HELENA RUBINSTEIN
GIORGIO ARMANI
PARFUMS
RALPH LAUREN
cacharel
Kiehl's
SINCE 1851
shu uemura
VICHY
LABORATOIRES
LA ROCHE-POSAY
LABORATOIRE PHARMACEUTIQUE

L'ORÉAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 07/11/2005 to 11/11/2005 period:

Session of	Number of shares	Weighted average price in €	Amount in €
07/11/2005	70 000	60,55 €	4 238 500,00
08/11/2005	90 000	60,81 €	5 472 900,00
09/11/2005	80 000	60,17 €	4 813 360,00
10/11/2005	110 000	60,05 €	6 605 740,00
11/11/2005	75 000	60,74 €	4 555 800,00
Total	425 000		25 686 300,00

These transactions have all been made directly by L'Oreal: no financial services provider has been committed for the implementation of the program to which they relate, and no derivative instruments have been used.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 14 billion, the group focuses its activities on a limited number of global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, as well as Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

Contacts at L'ORÉAL

Shareholders and market authorities

M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analysts and institutional investors

Mrs Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.



L'OREAL
PROFESSIONNEL
PARIS
REDKEN
MATRIX
L'ORÉAL
PARIS
GARNIER
MAYBELLINE
NEW YORK
SOFTSHEEN·CARSON
LANCÔME
PARIS
BIOTHERM
HELENA RUBINSTEIN
GIORGIO ARMANI
PARFUMS
RALPH LAUREN
cacharel
Kiehl's
shu uemura
VICHY
LA ROCHE-POSAY
LABORATOIRE PHARMACEUTIQUE

L'ORÉAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 14/10/2005 to 18/11/2005 period:

Session of	Number of shares	Weighted average price in €	Amount in €
14/11/2005	60 000	61,15 €	3 668 700,00
15/11/2005	70 000	61,73 €	4 321 338,00
16/11/2005	100 000	61,95 €	6 195 300,00
17/11/2005	135 000	61,69 €	8 328 700,00
18/11/2005	60 000	62,01 €	3 720 600,00
Total	425 000		26 234 638,00

These transactions have all been made directly by L'Oreal: no financial services provider has been committed for the implementation of the program to which they relate, and no derivative instruments have been used.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 14 billion, the group focuses its activities on a limited number of global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, as well as Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

Contacts at L'ORÉAL

Shareholders and market authorities

M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analysts and institutional investors

Mrs Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.



L'OREAL PROFESSIONNEL PARIS
REDKEN
MATRIX
L'ORÉAL PARIS
GARNIER
MAYBELLINE NEW YORK
SOFTSHEEN·CARSON
LANCÔME PARIS
BIOTHERM
HELENA RUBINSTEIN
GIORGIO ARMANI PARFUMS
RALPH LAUREN
cacharel
Kiehl's
shu uemura
VICHY LABORATOIRES
LA ROCHE-POSAY LABORATOIRE PHARMACEUTIQUE

L'ORÉAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 21/11/2005 to 25/11/2005 period:

Session of	Number of shares	Weighted average price in €	Amount in €
21/11/2005	85 000	62,26 €	5 292 100,00
22/11/2005	102 000	61,65 €	6 288 300,00
23/11/2005	100 000	62,02 €	6 201 900,00
24/11/2005	68 000	62,26 €	4 233 346,80
25/11/2005	70 000	62,05 €	4 343 220,00
Total	425 000		26 358 866,80

These transactions have all been made directly by L'Oreal: no financial services provider has been committed for the implementation of the program to which they relate, and no derivative instruments have been used.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 14 billion, the group focuses its activities on a limited number of global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, as well as Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

Contacts at L'ORÉAL

Shareholders and market authorities
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analysts and institutional investors
Mrs Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.



L'ORÉAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 28/11/2005 to 02/12/2005 period:

Session of	Number of shares	Weighted average price in €	Amount in €
28/11/2005	60 000	62,12 €	3 727 182,00
29/11/2005	60 000	61,53 €	3 691 650,00
30/11/2005	150 000	61,46 €	9 219 300,00
01/12/2005	70 000	61,77 €	4 323 900,00
02/12/2005	85 000	62,03 €	5 272 550,00
Total	425 000		26 234 582,00

These transactions have all been made directly by L'Oreal: no financial services provider has been committed for the implementation of the program to which they relate, and no derivative instruments have been used.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 14 billion, the group focuses its activities on a limited number of global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, as well as Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

Contacts at L'ORÉAL

Shareholders and market authorities
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analysts and institutional investors
Mrs Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.



L'OREAL PROFESSIONNEL PARIS
REDKEN
MATRIX
L'ORÉAL PARIS
GARNIER
MAYBELLINE NEW YORK
SOFTSHEEN-CARSON
LANCÔME PARIS
BIOTHERM
HELENA RUBINSTEIN
GIORGIO ARMANI
RALPH LAUREN
cacharel
Kiehl's
shu uemura
VICHY
LA ROCHE-POSAY LABORATOIRE PHARMACEUTIQUE

L'ORÉAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 05/12/2005 to 09/12/2005 period:

Session of	Number of shares	Weighted average price in €	Amount in €
05/12/2005	70 000	61,77 €	4 323 760,00
06/12/2005	130 000	62,24 €	8 090 680,00
07/12/2005	50 000	62,21 €	3 110 500,00
08/12/2005	108 000	61,58 €	6 650 640,00
09/12/2005	112 000	61,76 €	6 916 761,60
Total	470 000		29 092 341,60

These transactions have all been made directly by L'Oreal: no financial services provider has been committed for the implementation of the program to which they relate, and no derivative instruments have been used.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 14 billion, the group focuses its activities on a limited number of global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, as well as Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

Contacts at L'ORÉAL

Shareholders and market authorities

M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analysts and institutional investors

Mrs Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.



L'OREAL PROFESSIONNEL PARIS
REDKEN
MATRIX
L'ORÉAL PARIS
GARNIER
MAYBELLINE NEW YORK
SOFTSHEEN·CARSON
LANCÔME PARIS
BIOTHERM
HELENA RUBINSTEIN
GIORGIO ARMANI PARFUMS
RALPH LAUREN
cacharel
Kiehl's SINCE 1851
shu uemura
VICHY LABORATOIRES
LA ROCHE-POSAY LABORATOIRE PHARMACEUTIQUE

L'ORÉAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 12/12/2005 to 16/12/2005 period:

Session of	Number of shares	Weighted average price in €	Amount in €
12/12/2005	80 000	61,67 €	4 933 600,00
13/12/2005	140 000	61,90 €	8 665 720,00
14/12/2005	150 000	61,55 €	9 233 145,00
15/12/2005	90 000	61,65 €	5 548 500,00
16/12/2005	40 000	62,36 €	2 494 480,00
Total	500 000		30 875 445,00

These transactions have all been made directly by L'Oreal: no financial services provider has been committed for the implementation of the program to which they relate, and no derivative instruments have been used.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 14 billion, the group focuses its activities on a limited number of global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, as well as Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

Contacts at L'ORÉAL

Shareholders and market authorities

M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analysts and institutional investors

Mrs Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.



L'OREAL
PROFESSIONNEL
PARIS
REDKEN
MATRIX
L'ORÉAL
PARIS
GARNIER
MAYBELLINE
NEW YORK
SOFTSHEEN·CARSON
LANCÔME
PARIS
BIOTHERM
HELENA RUBINSTEIN
GIORGIO ARMANI
RALPH LAUREN
cacharel
Kiehl's
shu uemura
VICHY
LA ROCHE-POSAY
LABORATOIRE PHARMACEUTIQUE

L'ORÉAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 19/12/2005 to 23/12/2005 period:

Session of	Number of shares	Weighted average price in €	Amount in €
19/12/2005	110 000	62,38 €	6 861 800,00
20/12/2005	140 000	62,22 €	8 710 100,00
21/12/2005	80 000	62,35 €	4 988 000,00
22/12/2005	100 000	62,43 €	6 242 900,00
23/12/2005	70 000	62,23 €	4 356 170,00
Total	500 000		31 158 970,00

These transactions have all been made directly by L'Oreal: no financial services provider has been committed for the implementation of the program to which they relate, and no derivative instruments have been used.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 14 billion, the group focuses its activities on a limited number of global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, as well as Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

Contacts at L'ORÉAL

Shareholders and market authorities

M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analysts and institutional investors

Mrs Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.



L'OREAL PROFESSIONNEL PARIS
REDKEN
MATRIX
L'ORÉAL PARIS
GARNIER
MAYBELLINE NEW YORK
SOFTSHEEN·CARSON
LANCÔME PARIS
BIOTHERM
HELENA RUBINSTEIN
GIORGIO ARMANI PARFUMS
RALPH LAUREN
cacharel
Kiehl's SINCE 1851
shu uemura
VICHY LABORATOIRES
LA ROCHE-POSAY LABORATOIRE PHARMACEUTIQUE

L'ORÉAL

Disclosure of trading in own shares

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 02/01/2006 to 06/01/2006 period:

Session of	Number of shares	Weighted average price in €	Amount in €
02/01/2006	100 000	63,43 €	6 342 500,00
03/01/2006	90 000	63,24 €	5 691 150,00
04/01/2006	107 000	62,92 €	6 732 664,70
05/01/2006	123 000	62,70 €	7 711 915,50
06/01/2006	80 000	62,80 €	5 024 080,00
Total	500 000		31 502 310,20

These transactions have all been made directly by L'Oreal: no financial services provider has been committed for the implementation of the program to which they relate, and no derivative instruments have been used.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 14 billion, the group focuses its activities on a limited number of global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, as well as Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

Contacts at L'ORÉAL

Shareholders and market authorities
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Analysts and institutional investors
Mrs Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.


L'OREAL
PROFESSIONNEL
PARIS
REDKEN
MATRIX
L'ORÉAL
PARIS
GARNIER
MAYBELLINE
NEW YORK
SOFTSHEEN·CARSON
LANCÔME
PARIS
BIOTHERM
HELENA RUBINSTEIN
GIORGIO ARMANI
PARFUMS
RALPH LAUREN
cacharel
Kiehl's
shu uemura
VICHY
LABORATOIRES
LA ROCHE-POSAY
LABORATOIRE PHARMACEUTIQUE